

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 3, 2017

David Spivak
Chief Financial Officer
Seaspan Corporation
Unit 2, 2nd Floor
Bupa Centre
141 Connaught Road West
Hong Kong, China

> **Re:** **Seaspan Corporation**
> **Post-Effective Amendment No. 1 to Form F-3**
> **Filed March 6, 2017**
> **File No. 333-200639**

Dear Mr. Spivak:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm your understanding that we will not be in a position to declare your post-effective amendment to Form F-3 effective until all outstanding comments regarding your Form 20-F for the fiscal year ended December 31, 2016 have been resolved. In addition, to the extent that any comments related to our review of your Form 20-F apply to disclosure in the post-effective amendment, please make corresponding revisions to all affected disclosure.

Incorporation of Documents by Reference, page 2

2. Please specifically incorporate by reference your Form 20-F for the fiscal year ended December 31, 2016 filed on March 6, 2017 and your Form 6-K filed on March 15, 2017. For guidance on incorporation by reference of Exchange Act filings made between filing and effectiveness of the registration statement, please see Securities Act Forms Compliance and Disclosure Interpretation 123.05. In addition, please file your auditor's consent as an exhibit to this filing.

Material United States Federal Income Tax Considerations, page 15

3. We note that you have revised your discussion of material United States federal income considerations. Please have counsel file a new tax opinion and consent or tell us why you believe this is unnecessary.

Exhibit 8.3

4. Please have counsel revise the third paragraph of Exhibit 8.3 to state clearly that the disclosure in the specified tax consequences section of the prospectus is counsel's opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19 located on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Davis S. Matheson
        Perkins Coie LLP